

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 9, 2009

<u>Via U.S. Mail and Facsimile</u>

William C. Lemmer
Senior Vice President and General Counsel
Cameron International Corporation
1333 W. Loop South, Suite 1700
Houston, TX 77027

> **Re:** **Cameron International Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 2, 2009**
> **File No. 333-160711**

Dear Mr. Lemmer:

We reviewed your amended filing and your response letter dated October 2, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Risk Factors, page 14

The exchange ratio for the Cameron common stock to be received in the merger…, page 14

1.   Please disclose in this section the closing price of your common stock and the closing price of the common stock of NATCO Group Inc. as of the most reasonably practicable date. In addition, please update your disclosure set forth under the caption "NATCO's Reasons for the Merger and Recommendation of NATCO's Board of Directors - Expected Benefits of the Merger" at page 38 with respect to such prices.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
        L. Nicholson
        Richard L. Wynne (713.226.6247)